UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2024
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Alamos Gold Inc. - Extractive Sector Transparency Measures Act (ESTMA) - Annual Report, May 29, 2023
99.2	Alamos Gold Inc. Quebec Certification
99.3	Orford Mining Corporation - Extractive Sector Transparency Measures Act (ESTMA) - Annual Report, May 29, 2023
99.4	Orford Mining Corporation Quebec Certification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: June 7, 2024
	By:	/s/ Gregory Fisher
	Name:	Gregory Fisher
	Title:	Chief Financial Officer